FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso approved in Japan for early lung cancer

25 August 2022 07:05 BST

Tagrisso approved in Japan for the adjuvant treatment of
patients with early-stage EGFR-mutated lung cancer

Tagrisso is the only EGFR-targeted medicine approved in Japan for the treatment of early-stage lung cancer after surgery

Approval based on results from the ADAURA Phase III trial

AstraZeneca's Tagrisso (osimertinib) has been approved in Japan for the adjuvant treatment of patients with epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) after surgery. This approval by the Japanese Ministry of Health, Labour and Welfare was based on positive results from the global ADAURA Phase III trial.

While up to 30% of all patients with NSCLC may be diagnosed early enough to have surgery with curative intent, recurrence is still common in early-stage disease.1,2 Historically, over half of patients diagnosed in Stage II, and approximately three quarters of patients diagnosed in Stage III, have experienced recurrence within five years of resection.3,4 In Japan, lung cancer is the leading cause of cancer death and among patients with NSCLC, more than 35% have tumours with an EGFR mutation.5,6

Masahiro Tsuboi, MD, PhD, Chief and Director, Department of Thoracic Surgery & Oncology, National Cancer Center Hospital East, Japan, and principal investigator in the ADAURA trial, said: "Osimertinib was first approved in Japan over six years ago and it has since played a critical role in our treatment of patients with lung cancer, particularly given the high prevalence of EGFR mutations among Japanese patients. This approval of osimertinib for early-stage lung cancer means these patients will now have, for the first time, a targeted therapy option available earlier in their treatment journey, after surgery and chemotherapy as indicated."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "Patients diagnosed with lung cancer in Japan are more likely than patients anywhere else in the world to be alive five years after their diagnosis. Yet lung cancer remains the country's leading cause of cancer death. With this approval of Tagrisso, early-stage lung cancer patients in Japan now have a targeted treatment option available after surgery that can dramatically change the course of their disease, potentially helping them live cancer-free even longer."

In the ADAURA trial, Tagrisso demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the primary analysis population of patients with Stage II and IIIA EGFRm NSCLC. The trial also showed a statistically significant and clinically meaningful improvement in DFS in the overall trial population of patients with Stage IB-IIIA disease, a key secondary endpoint. These results were published in The New England Journal of Medicine in October 2020.

The ADAURA trial is ongoing to assess overall survival (OS). Final DFS results will be presented at the upcoming European Society for Medical Oncology (ESMO) Congress 2022.

Tagrisso is approved to treat early-stage lung cancer in more than 85 countries, including in the US, EU and China, and additional global regulatory reviews are ongoing. In Japan, this is the third approved indication for Tagrisso following previous approvals for 2nd-line T790M and 1st-line EGFRm NSCLC in March 2016 and August 2018, respectively.

Notes

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.7 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.8,9 The majority of all NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.1,2

Among patients with resectable tumours (Stage IB-IIIA), the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.3 In the absence of organised screening efforts, early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.10,11

Approximately 30-40% of patients in Asia, and 10-15% of NSCLC patients in the US and Europe, have EGFRm NSCLC.12-14 These patients are particularly sensitive to treatment with an EGFR-tyrosine kinase inhibitor (EGFR-TKI) which blocks the cell-signaling pathways that drive the growth of tumour cells.15

ADAURA
ADAURA is a randomised, double-blind, placebo-controlled, global Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II, IIIA EGFRm NSCLC following complete tumour resection and, at physicians' and patients' discretion, adjuvant chemotherapy. Patients were treated with Tagrisso 80mg once-daily oral tablets or placebo for three years or until disease recurrence.

The trial enrolled in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was DFS in Stage II and IIIA patients and a key secondary endpoint was DFS in Stage IB, II and IIIA patients.

Though the primary data readout was originally anticipated in 2022, data from the trial were reported early following a recommendation from an Independent Data Monitoring Committee (IDMC) based on its determination of overwhelming efficacy. The trial is ongoing and will continue to assess the secondary endpoint of OS.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with proven clinical activity in NSCLC, including against central nervous system metastases. Tagrisso (40mg and 80mg once-daily oral tablets) has been used to treat more than 600,000 patients across its indications worldwide and AstraZeneca continues to explore Tagrisso as a treatment for patients across multiple stages of EGFRm NSCLC.

In Phase III trials, Tagrisso is being tested in the neoadjuvant resectable setting (NeoADAURA), in the Stage IA2-IA3 adjuvant resectable setting (ADAURA2), in the Stage III locally advanced unresectable setting (LAURA), and in combination with chemotherapy (FLAURA2). AstraZeneca is also researching ways to address tumour mechanisms of resistance through the SAVANNAH and ORCHARD Phase II trials, and the SAFFRON Phase III trial, which test Tagrisso given concomitantly with savolitinib, an oral, potent and highly selective MET TKI, as well as other potential new medicines.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.    Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:196-8.
2.    Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
3.    Pignon et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol. 2008;26:3552-3559.
4.    Peters, S. Lungscape: resected non-small-cell lung cancer outcome by clinical and pathological parameters. Thorac Oncol. 2014;9(11):1675-84.
5.    Sekine I, et al. A Japanese lung cancer registry study on demographics and treatment modalities in medically treated patients. Cancer Sci. 2020;111(5):1685-1691.
6.    Zhang, Y.L., et al. The prevalence of EGFR mutation in patients with non-small cell lung cancer: a systematic review and meta-analysis. Oncotarget. 2016; 7(48): 78985-78993.
7.    World Health Organisation. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed August 2022.
8.    LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed August 2022.
9.    Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
10.  Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process? Journal of Thorac Onc. 2016:8;S494-S497.
11.  LUNGevity Foundation. Screening and Early Detection. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection. Accessed August 2022.
12.  Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
13.  Keedy V.L., et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
14.  Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
15.  Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary